United States securities and exchange commission logo





                              June 17, 2024

       Kendrew Hartanto
       Chief Executive Officer
       BrilliA Inc
       220 Orchard Road
       Unit 05-01, Midpoint Orchard
       Singapore 238852

                                                        Re: BrilliA Inc
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted June 12,
2024
                                                            CIK No. 0002000230

       Dear Kendrew Hartanto:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       June 6, 2024, letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Unaudited Pro Forma Condensed Combined Financial Information, page 37

   1. We note your revisions made in response to prior comment 1. We further note that IAS
                                                        10, paragraph 22(a)
states that major business combination after the reporting period
                                                        (IFRS 3...) is an
example of a non-adjusting event after the reporting period that would generally result in
disclosure, and no adjustments to the amounts recognized in the financial statements as
indicated in IAS 10, paragraph 10. By analogy, your accounting treatment under IFSR 2,
Share-based Payment, and that of a reverse acquisition at
                                                        historical cost would
similarly represent a non-adjusting event after the reporting period and therefore no
adjustment of the amounts should be recognized in the financial
 Kendrew Hartanto
BrilliA Inc
June 17, 2024
Page 2
       statements for the reverse merger acquisition as of the fiscal year ended March 31, 2024, given the reorganization subsequently occurred on April 30, 2024. It appears the
       Company should include separate updated March 31, 2024 audited historical financial statements of Bra Pro and MAP, along with unaudited pro forma financial statements reflecting the merger transaction as currently presented.
Signatures, page II-5

2. Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. If someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to the Instructions to Signatures on
       Form F-1.
       Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                             Sincerely,
FirstName LastNameKendrew Hartanto
                                                             Division of
Corporation Finance
Comapany NameBrilliA Inc
                                                             Office of
Manufacturing
June 17, 2024 Page 2
cc:       Ye Mengyi    Jason
FirstName LastName